

October 16, 2012

Via E-mail
Joseph Wade
Chief Financial Officer
Renegade Ventures, Inc.
8275 S. Eastern Ave.
Las Vegas, NV 89123

Re: Renegade Ventures, Inc.
Amendment No. 1 to Form S-11
Filed October 3, 2012
File No. 333-183499

Dear Mr. Wade:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you intend to acquire real estate. Since you have yet to identify a significant amount of the properties you intend to acquire, your offering appears to constitute a "blind-pool" offering. Accordingly, as applicable, please provide the disclosures required by Industry Guide 5 or advise us why this is not appropriate. See Securities Act Release 33-6900 (June 17, 1991). In particular, please provide appropriate disclosure on prior performance, including any material adverse business developments.

2.	We note your response to comment 1 of our letter dated September 17, 2012 and we reissue our prior comment. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

  o	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

  o	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

3.	We note your response to comment 3 of our letter dated September 17, 2012. In the forepart of the prospectus, please include an affirmative statement to make clear that the company has no present plans to be acquired or to merge with another company nor does the company, nor any of its shareholders, have plans to enter into a change of control or similar transaction.

Prospectus Cover Page

4.	We note that you have not revised your disclosure in response to comment 9 of our letter dated September 17, 2012 and we therefore reissue our prior comment. We note you indicate on the prospectus cover page that the Risk Factors section begins on page 4. We further note that the Risk Factors section begins on page 5. Please revise.

5.   We note your response to comment 12 of our letter dated September 17, 2012 in which you have revised your disclosure to indicate on the cover page of the registration statement that the Company's principal executive offices are located at 2620 Regtaa Drive. We further note you indicate on page 3 that the Company's address is 2620 Regatta Drive. Please revise to reconcile.

Item 3. Summary Information and Risk Factors, page 1

6.   We note that you have not revised your Prospectus Summary in response to comment 10 of our letter dated September 17, 2012. We therefore reissue our prior comment in part. We note that your auditors have issued a going concern opinion. Please revise your Prospectus Summary to discuss briefly your auditor's opinion that there is substantial doubt about your ability to continue as a going concern.

Outside Back Cover Page of the Prospectus

7.   We note your response to comment 27 of our letter dated September 17, 2012 and we reissue our prior comment. We note you include your dealer prospectus delivery obligation on your prospectus cover page and on page 31. Please move your dealer prospectus delivery obligation to the outside back cover page of the prospectus. Please refer to Item 502(b) of Regulation S-K.

Item 5. Dilution, page 12

8.   Please revise your dilution tables to include all shares of common stock outstanding in your calculations, not just Class A Common Stock, or tell us why you believe only including the Class A shares is appropriate. Additionally, your line item Per Share Dilution to New Investors appears to be calculated incorrectly. This number should be very close to the full amount that new investors would be paying in the offering, $.01 per share.

Timing Needs for Funding, page 19

9.   We note your disclosure on page 19 that you have preliminarily identified the properties to acquire. Please tell us how far along you are in the property acquisition process. We may have further comments.

Item 21. Directors and Executive Officers, page 25

10.   We reissue comment 23 of our letter dated September 17, 2012, in part. Please refer to Item 401(a) of Regulation S-K and revise to indicate all positions and offices with the registrant held by each person. For example purposes only, we note that the registration statement is signed by M.L. Billington as a Director.

Part II. Information Not Required in Prospectus, Page 31

Item 33. Recent Sale of Unregistered Securities, page 31

11.   We note your response to comment 29 of our letter dated September 17, 2012. Please
        revise your disclosure to identify the individual(s) who control(s) the voting rights of the
        shares issued to Orangebear, Inc.

12.   We reissue comment 29 of our letter dated September 17, 2012, in part. We note you
        indicate on page 31 that the Company issued a note to a third party to acquire a property.
        Please revise your disclosure to identify this third party.

Statement of Changes in Stockholders' (Deficit) Equity, page F-4

13.   We note that the share issuances presented in the table on February 28, 2012 and June 24,
        2012 do not mathematically compute. Please revise. Additionally, please revise your
        Balance Sheet to correctly present the number of shares of Class B Common Stock issued
        at the end of the period, 150 million, and to correct the par values for both the Class A
        and Class B common stock, which should be $.00001.

Exhibit 5.1

14.   We note your response to comment 31 of our letter dated September 17, 2012 and we
        reissue our prior comment in part. Please have counsel revise the legal opinion to
        identify the "other documents" they have examined in connection with their opinion.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the
    filing effective, it does not foreclose the Commission from taking any action with respect
    to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in
    declaring the filing effective, does not relieve the company from its full responsibility for
    the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    You may contact Eric McPhee at (202) 551-3693 or Dan Gordon at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Attorney-Advisor, at (202) 551-3758 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Special Counsel